June 30, 2008

By Telefacsimile and Mail

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Semitool, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2007
           File No. 000-25424

Dear Mr. Vaughn:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of June 6, 2008 which was received by the Company on June 6, 2008. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-K for the Fiscal Year Ended September 30, 2007

Note 1. Company Organization and Summary of Significant Accounting Policies, page 39

-Revenue Recognition, page 41

1.	We note your response to prior comment 1. In the first sentence of your response, you state that you record 100% of the accounts receivable and the related deferred revenue upon transfer of ownership on all transactions. However, your response to the second bullet point and your disclosures in the Form 10-K suggest that when you sell existing products into existing customer environments, you bifurcate revenue in accordance with EITF 00-21 and recognize as revenue the lesser of the fair value of the equipment or the contracted amount due or payable upon title transfer. Please reconcile these statements for us by clarifying when you recognize revenue on sales of existing products into existing customer environments.

Kevin L. Vaughn, Accounting Branch Chief
June 30, 2008
Page Two

      RESPONSE:

To clarify the first sentence of our response, we record 100% of the accounts receivable upon transfer of ownership on all transactions. We record revenue in accordance with our revenue recognition policy and EITF 00-21. That is, we defer the greater of the amount due upon acceptance, typically 10%, or the fair value of the services to be provided, 2%-3%. If there is an amount contractually due upon acceptance, e.g. 90/10 payment terms, we defer the amount contractually due upon acceptance (10%) and recognize the contracted amount due and payable upon transfer of ownership (90%) as revenue upon transfer of ownership. If there is no amount contractually due on acceptance, e.g. net 30 payment terms, we defer the fair value of the services to be provided (2%-3%), and recognize the remainder as revenue upon transfer of ownership. If the transaction is into a new customer environment or is of a new product, we defer 100% of the revenue until we receive customer acceptance.

We therefore recognize revenue at two points in time with a transaction involving existing products into an existing customer environment, viz.:

1.	The amount that is contractually due at the time of delivery, typically 90% (where there is an amount contractually due upon acceptance), or 100% less the estimated fair value of the installation at the time of transfer of ownership (where there is no amount due on acceptance, e.g., net 30 payment terms).

2.	The remaining deferred revenue upon customer acceptance, e.g. 10% or the fair value of the installation.

3.	Receivables are recorded 100% at time of delivery irrespective of how revenue and deferred revenue is recorded.

2.	You state here that your product sales generally contain substantive customer acceptance provisions. In response to prior comment 1, you also state that “typically…the agreement does not provide for the customer to return the equipment.” Please explain to us and revise future filings to disclose the specific terms of the acceptance provisions, including the remedies available to the customer in the event acceptance does not occur.

      RESPONSE:

The Company’s products are highly customized. Each customer has specific technical requirements for the performance of the equipment in the fabrication of semiconductor devices. Consequently, the specific terms of the acceptance provisions are negotiated with each customer on a tool-specific basis in order to reflect the technical specifications that will be used to determine whether the tool passes the applicable acceptance tests. These acceptance specifications are lengthy, technically complex and vary greatly from customer to customer and product to product (depending on the process being performed and the other technical requirements of the customer). In view of this complexity and variability, it is not practical to disclose and describe the actual acceptance provisions in our filings. However, we will disclose and discuss in our filings these acceptance provisions in generic terms to highlight their complexity and variability.

Kevin L. Vaughn, Accounting Branch Chief
June 30, 2008
Page Three

In respect of the remedies available to the customer in the rare event when acceptance does not occur because the customer does not believe that the tool has met the applicable technical specifications, the parties treat the matter as a contractual issue that needs to be resolved before the customer accepts the equipment. That resolution can take many different forms, including re-testing the equipment, making technical modifications to resolve the disagreement or extending the warranty to accommodate a delayed acceptance. Consequently, there would have to be a complete inability of the parties to resolve the technical specifications before the dispute would rise to the level of whether there was a material breach of contract that gave rise to a right of return. In the entire history of the Company (over 29 years) there has only been one instance when a dispute involving compliance with the acceptance specifications has resulted in litigation to resolve that issue and that dispute was settled before there was any determination of whether a right of return existed in that instance. We also will disclose and discuss in our filings the nature of the remedies available to a customer in the event there is a dispute over whether our tools have met the applicable acceptance specifications.

3.	Further to the above, we note your statement in the response to the second bullet point in prior comment 1 that you believe that acceptance of your equipment is probable and substantially within your control. In light of this assertion, as well as your statement that the customer does not have a right to return the equipment, and as we note that you defer revenue on these products, please explain to us in detail the contract terms and any specific facts and circumstances that led to your conclusion to defer revenue on these products. Clarify for us how, as you indicate in your response, you considered the guidance in SAB Topic 13A.3.b Question 2 in reaching that conclusion.

      RESPONSE:

To clarify our statement regarding a customer’s right to return our equipment, our contracts do not contain a right of return based upon the customer’s unilateral decision to return the equipment (as contrasted with consumer goods sales where the buyer is able to return the goods without there being a breach of contract; that is, a “satisfaction guaranteed” type of right of return). Rather, the customer is contractually obligated to accept and pay for our equipment unless the customer can demonstrate that there has been a material breach of contract that gives rise to a legal right of return, including a material failure to deliver equipment in accordance with the agreed technical acceptance specifications. As discussed in our response to your second question above, any such right of return only becomes a consideration after all other efforts to resolve technical specifications have failed and the parties cannot otherwise resolve their contractual issues; that is, it is a recourse of last resort which ultimately would need to be determined by a court of law in the event the parties could not resolve that issue.

Kevin L. Vaughn, Accounting Branch Chief
June 30, 2008
Page Four

The assertions we made, described in your third question, allow us to bifurcate revenues in most of our tool transactions. Due to some additional risk in the new customer/new tool situations and the fact that customer sign-off can be lengthy (up to 9 months), we determined that the appropriate accounting treatment was to defer 100% of the revenue in those situations. The Interpretive Response to SAB Topic 13A.3.b Question 2, states that “if an arrangement includes customer acceptance criteria or specifications that cannot be effectively tested before delivery or installation at the customer’s site, the staff believes that revenue recognition should be deferred until it can be demonstrated that the criteria are met.” In the case of a new customer environment or a new tool, since we cannot effectively test new tools to a new environment, we defer revenue 100%. For those tools shipping to existing environments, we are comfortable based on past experience, that the tools will meet the technical specifications. This is consistent with our experience.

Even in cases of proven technology and customer environment where we have good historical evidence of successful tool installations, we believe the installations are not necessarily perfunctory and therefore the installation component of the revenue is deferred in accordance EITF 00-21, therefore we defer the greater of the installation value or the amount due upon acceptance.

Other

4.	We note that you did not provide the three acknowledgments requested in our previous comment letter dated April 29, 2008. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgments in your response letter which addresses our comment above.

      RESPONSE:

The Company hereby acknowledges the following:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kevin L. Vaughn, Accounting Branch Chief
June 30, 2008
Page Five

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Larry Viano

Larry Viano
Vice President and Chief Financial Officer

cc: Tara Harkins, Staff Accountant